UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information Change In Registrant’s Certifying Accountant

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (HKSE: 6128) and has its American Depositary Shares listed on the NYSE American (GRFX).

Effective March 4, 2025, Marcum Asia CPAs LLP (“Marcum Asia”) has resigned as the independent registered public accounting firm for the Company's U.S. GAAP financial statements. As of such date, the Company has engaged SFAI MALAYSIA PLT (“SFAI”) to serve as its new independent registered public accounting firm for its consolidated financial statements for the fiscal years ended December 31, 2023, and December 31, 2024. Crowe (HK) CPA Limited continues to serve as the auditor for Hong Kong financial reporting purposes.

The audit committee (“Audit Committee”) of the Board of Directors of the Company has recommended and approved the change of our auditor as described above.

The audit report of Marcum Asia on the consolidated financial statements of the Company for the fiscal year ended December 31, 2022 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph in such reports regarding substantial doubt about the Company’s ability to continue as a going concern. Friedman LLP (“Friedman”) was the Company’s former independent registered public accounting firm, for the year ended December 31, 2021. As previously reported by the Company, Marcum Asia was the successor in the combination of Friedman with Marcum LLP. The audit report of Friedman on the consolidated financial statements of the Company for the fiscal year ended December 31, 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph in such reports regarding substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal year ended December 31, 2022 and through the subsequent interim period through June 30, 2024, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, except for an explanatory paragraph in such reports regarding substantial doubt about the Company’s ability to continue as a going concern, which, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference thereto in its report on the financial statements for such years, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2023.

In accordance with Item 16F(a)(3) of Form 20-F, the Company has provided Marcum Asia with a copy of the foregoing disclosures and has requested that Marcum Asia review such disclosures and provide a letter addressed to the Commission stating whether or not it agrees with the statements made herein.

Attached as Exhibit 16.1 is a copy of Marcum Asia’s letter addressed to the Commission relating to the statements made by the Company in this Report on Form 6-K.

During our two most recent fiscal years, and any subsequent interim period prior to engaging SFAI, we (or someone on our behalf) have not consulted SFAI with respect to either (1) application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(l)(iv) of Regulation S-K and the related instructions) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or a reportable event (as described in Item 304(a)(1)(iv) of Regulation S-K); nor has SFAI been consulted by us regarding any such issues.

We have requested that SFAI review the disclosures set forth above before this Report has been filed and have provided SFAI the opportunity to furnish to us a letter addressed to the Commission containing any new information, clarification of the registrant’s expression of its views, or the respects in which it does not agree with the statements made by us in response to 17 CFR § 229.304(a). No such letter has been provided by SFAI.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: March 4, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit

16.1	Letter dated March 4, 2025 from Marcum Asia to the SEC

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